Retisert® Drug Implant Receives Product Specific Bill Code and Medicare Reimbursement Rate

Streamlines process for Retisert reimbursement

Boston, MA. and Perth, Australia (January 29, 2007) - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that Retisert®, developed jointly by pSivida and Bausch & Lomb, has been allocated a product specific J-Code by the Centers for Medicare and Medicaid Services (CMS) in the United States.

The Retisert implant was approved as a single indication orphan drug by the United States Food and Drug Administration for the treatment of chronic noninfectious posterior segment uveitis, a sight threatening inflammatory disease and a major cause of blindness. Retisert is surgically placed into the back of the eye and releases the steroid, fluocinolone acetonide at a constant rate over a period of up to 30 months. Marketed in the United States by Bausch & Lomb, pSivida receives royalties on sales.

The new J-Code, J7311 replaces the Medicare hospital outpatient code, C9225, which had been available to hospitals for billing Medicare when the Retisert implant is implanted in a hospital outpatient setting. The J7311 code should be recognized by all health care insurers as they add this code to their respective billing systems. CMS also has published a payment rate for J7311 of $19,345, or 106% of the average sales price for the product.

In a recent press release, Michael O’Rourke, General Manager of the U.S. Pharmaceutical business for Bausch & Lomb said, “This is an important milestone, which recognizes the national utilization of the Retisert implant and the critical and unique role it may play in preventing cumulative damage to the visual system caused by recurrent episodes of inflammation. Importantly, the establishment of a product-specific J-Code should help patients get timely access to this innovative therapy. It will also help hospitals and physicians bill accurately and uniformly for the product across the country.”

Dr Paul Ashton, Managing Director of pSivida Limited said, “The actions taken by the CMS should make it easier for the thousands of sufferers of this dehabilitating and chronic disease to find relief with this novel and innovative therapy.”

The J-Code and Medicare payment rate are effective as of January 1, 2007. Private insurers may pay at different rates than Medicare.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 412 281 780 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert and Retisert. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to potential products, including a new product specific reimbursement code for one of our products, the potential size of certain markets, our ability to raise funds and the successful marketing and commercialization of our products and potential products. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including:

Failure of the J7311 code to be recognized by all health care insurers or to make it easier for patients suffering from uveitis to find relief with or get timely access to Retisert; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products or to develop new applications for our technologies due to financial, regulatory, recruitment, scientific or other issues; failure of our evaluation agreements to produce favorable results and/or result in license agreements. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.